UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fortune Brands Home & Security, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34964C106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 34964C106

1)	NAMES OF REPORTING PERSONS Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and a separately managed account. I.R.S. I.D. No. 13-4121993.
2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3)		SEC USE ONLY
4)		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	8,662,696
		6) SHARED VOTING POWER	-0-
		7) SOLE DISPOSITIVE POWER	8,662,696
		8) SHARED DISPOSITIVE POWER	-0-
9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,662,696
10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.6%
12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

Page 2 of 8 Pages

CUSIP No. 34964C106

1)	NAMES OF REPORTING PERSONS Kenneth M. Garschina
2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3)		SEC USE ONLY
4)		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	-0-
		6) SHARED VOTING POWER	8,662,696
		7) SOLE DISPOSITIVE POWER	-0-
		8) SHARED DISPOSITIVE POWER	8,662,696
9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,662,696
10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.6%
12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

Page 3 of 8 Pages

CUSIP No. 34964C106

1)	NAMES OF REPORTING PERSONS Michael E. Martino
2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3)		SEC USE ONLY
4)		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	-0-
		6) SHARED VOTING POWER	8,662,696
		7) SOLE DISPOSITIVE POWER	-0-
		8) SHARED DISPOSITIVE POWER	8,662,696
9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,662,696
10)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.6%
12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

Page 4 of 8 Pages

Item 1.

(a)  Name of Issuer:

Fortune Brands Home & Security, Inc.

(b)  Address of Issuer's Principal Executive Offices:

510 Lake Cook Road
Deerfield, IL 60015

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on October 14, 2011:

(i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”);

(ii) Kenneth M. Garschina; and

(iii) Michael E. Martino.

Mason Capital Management, Mr. Garschina and Mr. Martino are filing this Schedule with respect to:

(i) 6,211,334 shares of Common Stock directly owned by Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”), the general partner of which is Mason Management LLC (“Mason Management”);

(ii) 2,392,179 shares of Common Stock directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), the general partner of which is Mason Management; and

(iii) 59,183 shares of Common Stock directly owned by an account (the “Managed Account”) separately managed by Mason Capital Management.

Mason Capital Management is the investment manager of each of Mason Capital Master Fund, Mason Capital LP the Managed Account, and Mason Capital Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund, Mason Capital LP and the Managed Account to vote and exercise investment discretion over such shares.

Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.

(b) Address of Principal Business Office or, if none, Residence:

The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is:

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022

(c) Citizenship:

The place of organization or citizenship of each Reporting Person is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Mason Capital Management LLC	Delaware
Kenneth M. Garschina	United States
Michael E. Martino	United States

(d)  Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)   CUSIP Number:

34964C106

Page 5 of 8 Pages

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Mason Capital Management

(a) Amount beneficially owned:	8,662,696

(b) Percent of class:	Approximately 5.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	8,662,696

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	8,662,696

(iv) Shared power to dispose or to direct the disposition of	-0-

(ii) Kenneth M. Garschina

(a) Amount beneficially owned:	8,662,696

(b) Percent of class:	Approximately 5.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	-0-

(ii) Shared power to vote or to direct the vote	8,662,696

(iii) Sole power to dispose or to direct the disposition of	-0-

(iv) Shared power to dispose or to direct the disposition of	8,662,696

(iii) Michael M. Martino

(a) Amount beneficially owned:	8,662,696

(b) Percent of class:	Approximately 5.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	-0-

(ii) Shared power to vote or to direct the vote	8,662,696

(iii) Sole power to dispose or to direct the disposition of	-0-

(iv) Shared power to dispose or to direct the disposition of	8,662,696

Page 6 of 8 Pages

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on approximately 155,595,953 shares of Common Stock outstanding as of October 31, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Schedule as may be deemed to be beneficially owned by Mason Capital Management, Mr. Garschina and Mr. Martino is held by Mason Capital Master Fund, Mason Capital LP or the Managed Account, as the case may be, all of which are the advisory clients of Mason Capital Management. Mason Capital Management, Mr. Garschina and Mr. Martino disclaim beneficial ownership of all shares of Common Stock reported in this Schedule pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Mason Capital Management LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO

/s/ Michael E. Martino
Michael E. Martino

Page 8 of 8 Pages